

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 30, 2017

Vincent J. Galifi
Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

Re: Magna International Inc.
Form 40-F for Fiscal Year Ended December 31, 2016
Filed March 30, 2017
File No. 001-11444

Dear Mr. Galifi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief
                              Office of Transportation and Leisure